Exhibit 12

U.S. Concrete, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

											Three months ended December 31, 2005
	Year ended December 31,

	2001		2002		2003		2004		2005

Earnings before fixed charges:
Income (loss) before income taxes and cumulative effect of accounting change	$17,203		$(3,430)		$15,577		$(16,916)		$20,733		$6,484
Interest expense	19,407		17,301		17,084		16,690		18,169		4,376
Interest portion of rentals	3,700		4,113		4,210		4,568		4,789		1,214

	$40,310		$17,984		$36,871		$4,342		$43,691		$12,074

Fixed charges:
Interest expense	$19,407		$17,301		$17,084		$16,690		$18,169		$4,376
Capitalized interest	—		—		—		—		—		—
Interest portion of rentals	3,700		4,113		4,210		4,568		4,789		1,214

	$23,107		$21,414		$21,294		$21,258		$22,958		$5,590

Ratio of earnings to fixed charges	1.7	x	0.8	x	1.7	x	0.2	x	1.9	x	2.2	x

Fixed charges in excess of earnings	—		3,430		—		16,916		—		—

Rent expense	11,112		12,350		12,643		13,719		14,381		3,646
Interest factor	33%		33%		33%		33%		33%		33%

	3,700		4,113		4,210		4,568		4,789		1,214

(1)

During the three months ended March 31, 2004, as a result of the March 2004 refinancing, we recognized an ordinary loss on early extinguishment of debt of $28.8 million, which consisted of $25.9 million in premium payments to holders of the subordinated notes we prepaid and a write-off of $2.9 million of debt issuance costs associated with all the debt paid.